UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 333-17007
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED
1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.
2.	A written consent of Independent Auditors is attached hereto as Exhibit 23.1 and is incorporated herein by this reference.
3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 32 and is incorporated herein by this reference.

SIGNATURES
Written Consent of Independent Auditors
Section 906 Certification

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 25, 2007

FARM BUREAU 401(k) SAVINGS PLAN By: Iowa Farm Bureau Federation (Administrator of the Plan)
By	/s/ Craig A. Lang
Craig A. Lang
President

By	/s/ Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer

Exhibit 1
Financial Statements and Supplemental Schedule
Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2006 and 2005

Farm Bureau 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors
Iowa Farm Bureau Federation
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Des Moines, Iowa
June 25, 2007

Farm Bureau 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments:
Mutual funds, at fair value	$76,416,398	$63,689,042
Pooled investment trust, at fair value	25,699,478	19,577,124
Group flexible premium deferred annuity, at fair value	15,544,780	15,448,775
Notes receivable from participants	2,524,568	2,109,108

Total investments	120,185,224	100,824,049

Contribution receivables:
Employer	113,624	41,615
Participants	2,863	52,967

Total contribution receivables	116,487	94,582

Amount receivable from pending investment trades	—	795,464
Accrued investment income receivable	410,167	305,587

Total assets	120,711,878	102,019,682

Liabilities
Amounts payable for pending investment trades	585,837	—

Net assets available for benefits	$120,126,041	$102,019,682

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005

Additions:
Investment income:
Interest	$790,401	$740,748
Dividends	1,447,414	1,183,426
Net unrealized and realized gains on investments	10,785,269	5,635,973

	13,023,084	7,560,147

Contributions:
Employees	9,078,121	8,364,073
Employer	3,817,700	3,440,861
Rollovers from other plans	353,400	327,248

Total additions	26,272,305	19,692,329

Deductions:
Benefits paid to participants	(8,153,717)	(5,733,661)
Administrative expenses	(12,229)	(12,050)

Total deductions	(8,165,946)	(5,745,711)

Net additions	18,106,359	13,946,618

Net assets available for benefits at beginning of year	102,019,682	88,073,064

Net assets available for benefits at end of year	$120,126,041	$102,019,682

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and the Nebraska Farm Bureau Federation (collectively, the Companies). Participants may contribute a portion of their compensation, pre-tax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service. Certain participating companies match employee contributions up to 4% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 15% of eligible compensation.
Employer-matching contributions for certain participating companies are invested in FBL Financial Group, Inc. common stock through ownership of units of a pooled investment trust. Participants own units of this trust rather than directly owning the stock. Participants are immediately fully vested in such contributions.
The Plan also allows for participants to borrow money from the Plan subject to certain provisions.
On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant’s vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant’s balance is $1,000 or less then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant’s balance is greater than $1,000 but does not exceed $5,000 then the amount will be distributed in a direct rollover to an individual retirement plan designated by the Plan administrator. Balances in excess of $5,000 will remain in the plan until the participant provides a distribution election.
Wells Fargo Bank N.A. is the Plan’s trustee and provides recordkeeping services to the Plan.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Although they have not expressed an intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.
The foregoing description of the Plan provides only general information. A more complete description of the Plan’s provisions may be obtained from the Plan administrator.
2. Significant Accounting Policies
Investments
Investments in mutual funds are stated at fair market value, based on the latest quoted market price. The pooled investment trust is stated at fair market value, based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Investment in the group flexible premium deferred annuity, which is considered a fully benefit-responsive contract, is carried at fair value as required by Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” Contract value of this contract is equivalent to its fair market value as the interest crediting rate is periodically reset to market at the discretion of the issuer.
Notes receivable from participants are stated at the unpaid principal balance plus accrued interest, which approximate fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year end ranged from 4.00% to 10.25% at December 31, 2006 and 2005.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies and, as discussed above, a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. Participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high quality corporate bonds, debt securities of the United States Government and short-term money market instruments. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3.00%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. Average yield earned by the group flexible premium deferred annuity was 4.00% during 2006 and 4.25% during 2005. The average yield credited to participants with investments in this contract was 4.00% during 2006 and 4.28% during 2005.
Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.
All investments are considered participant directed.
During 2006 and 2005, the Plan’s investments (including investments purchased, sold and held during the year) increased in fair value as follows:

	Year Ended December 31,
	2006	2005

Mutual funds	$7,389,562	$3,920,536
Pooled investment trust	3,395,707	1,715,437

	$10,785,269	$5,635,973

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005

EquiTrust Series Fund, Inc.:
Managed Portfolio (465,638 shares in 2006 and 420,629 shares in 2005)	$7,156,861	$6,418,792
Blue Chip Portfolio (249,936 shares in 2006 and 244,762 shares in 2005)	11,484,568	9,746,406
Value Growth Portfolio (390,333 in 2006 and 390,947 shares in 2005)	6,015,026	5,426,348
American Century Small Cap Value Fund (731,491 shares in 2006 and 585,808 shares in 2005)	7,124,724	5,647,185
American Funds Euro Pacific Growth Fund (193,082 shares in 2006 and 131,319 shares in 2005)	8,877,890	5,335,483
American Funds Growth Fund of America Fund (217,582 shares in 2006)	7,106,232	—
Fidelity Advisor Mid Cap Fund (320,555 shares in 2005)	—	7,706,137
Vanguard Explorer Fund (94,994 shares in 2006 and 71,021 shares in 2005)	7,097,008	5,334,424
Wells Fargo Advantage Large Company Growth Fund (142,935 shares in 2005)	—	7,038,129
Wells Fargo S&P MidCap Index Fund (132,818 shares in 2006)	8,226,728	—
FBL Financial Group, Inc. common stock* (641,757 shares in 2006 and 595,182 shares in 2005)	25,079,863	19,527,921
Group flexible premium deferred annuity	15,544,780	15,448,775

*	The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.
On November 20, 2006, Fidelity Advisor Mid Cap Fund and Wells Fargo Advantage Large Company Growth Fund were eliminated from the Plan as investment options. Three new funds were added: American Funds Growth Fund of America Fund, Wells Fargo S&P MidCap Index Fund and Vanguard S&P 500 Index Fund. Any amounts in the Fidelity Advisor Mid Cap Fund and the Wells Fargo Advantage Large Company Growth Fund as of November 20, 2006 were transferred to the Wells Fargo S&P MidCap Index Fund and American Funds Growth Fund of America Fund, respectively.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan had open investment trades totaling ($585,837) at December 31, 2006 and $795,464 at December 31, 2005, which were settled during January of the next year. The receivable (payable) for pending investment trades have been reflected in the statements of net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan Sponsor will take all steps, if any, to maintain the Plan’s qualified status.
5. Administrative and Operating Expenses
The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
E.I.N. 42-0331840
Plan #004
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par or Maturity Value	Cost (1)	Value

Participant directed:	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$4,236,076
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		2,859,953
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		7,156,861
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		11,484,568
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		6,015,026
American Century Investments	Small Cap Value Fund		7,124,724
American Funds	Euro Pacific Growth Fund		8,877,890
American Funds	Growth Fund of America Fund		7,106,232
Van Kampen	Comstock Fund A		5,949,382
Vanguard	Explorer Fund		7,097,008
Vanguard	S&P 500 Index Fund		281,950
Wells Fargo Bank, N.A. (2)	S&P MidCap Index Fund		8,226,728

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		25,079,863
Wells Fargo Bank, N.A. (2)	Short Term Investment Fund for EBT		619,615

Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		15,544,780

Various participants	Notes receivable, 4.00% — 10.25%, due through December 2011		2,524,568

Total investments			$120,185,224

(1)	Cost information is only required for non-participant directed investments.

(2)	The issuer is considered a party in interest to the Plan.